 Shelter Properties VII Limited Partnership

55 Beattie Place, PO Box 1089

Greenville, SC 29602

August 14, 2007

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Daniel L. Gordon

Jessica Barberich

Re:

Shelter Properties VII Limited Partnership

Form 10-KSB for the year ended December 31, 2006

Filed March 23, 2007

File No. 000-14369

____________________________________________

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Shelter Properties VII Limited Partnership (the “Partnership”), in a letter dated July 31, 2007.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

* * * * *

Statements of Operations

1.

Comment:  We note that you have included casualty gains in revenues in your statements of operations.  In future filings please present casualty gains as other non-operating income since these gains were not earned from your company’s ongoing major or central operations.

Response:  In response to the Staff’s comment, in the filing of the June 30, 2007 Form 10-QSB and all future filings, the Partnership will exclude casualty gains from revenue and will report casualty gains (losses) as other income (expense) after all other expenses of continuing operations.

Note A – Organization and Summary of Significant Accounting Policies

Allocation of Cash Distributions

2.

Comment:  We note that you have presented net cash from operations, a non-GAAP liquidity measure which you define as revenue received less operating expenses paid, adjusted for certain specified items which primarily include mortgage payments on debt, property improvements and replacements not previously reserved, and the effects of other adjustments to reserves including reserve amounts deemed necessary by the Corporate General Partner.  We also note that you have

United States Securities and Exchange Commission

August 14, 2007

reconciled this measure to net cash provided in operating activities.  However, it is not appropriate to present non-GAAP financial measures in the accompanying notes to the financial statements.  In future filings, please remove the measure, net cash from operations, from the footnotes pursuant to Item 10(h)(ii)(C) of Regulation S-B.

Response:  In response to the Staff’s comment and pursuant to Item 10(h)(ii)(C) of Regulation S-B, in the filing of the June 30, 2007 Form 10-QSB and all future filings, the Partnership will remove the measure, net cash from operations, from the notes to the financial statements.

The Partnership Agreement provides for partners to receive distributions from the net proceeds of the sales of properties, the net proceeds from refinancings and net cash from operations as those terms are defined in the Partnership Agreement.  The Partnership Agreement requires that the limited partners be furnished with a statement of net cash from operations.  To satisfy this requirement in the Partnership Agreement and because other readers of the financial statements may also find this information useful, the Partnership intends to add the reconciliation of net cash provided by operating activities to net cash from operations and related discussion of this non-GAAP measure to the Liquidity and Capital Resources section within Management’s Discussion and Analysis in future filings.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

Martha L. Long

Senior Vice President

Shelter Realty VII Corporation, the Corporate General Partner of Shelter Properties VII Limited Partnership

Cc:

Stephen Waters